UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO FULE 13d-2(a)

                               (Amendment No. 1)*


                            SUNAIR ELECTRONICS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    867017105
    ------------------------------------------------------------------------
                                 (CUSIP Number)

            Leslie Bram, Associate Vice President for Administration
                     University of Florida Foundation, Inc.
                         100 NW 20th Street, Third Floor
                           Gainesville, Florida 32603
                                 (352) 392-5515
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 31, 2003
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form
                 displays a currently valid OMB control number.

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         CUSIP No. 867017105              13D/A            Page 2 of 3 Pages
---------------------------------                     --------------------------

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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           University of Florida Foundation, Inc. (I.R.S. Identification Number:
           59-0974739)

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           Not Applicable.

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida, United States

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                                 7    SOLE VOTING POWER
        NUMBER OF
                                      0
          SHARES             ---------------------------------------------------

      BENEFICIALLY              8    SHARED VOTING POWER

                                      0
         OWNED BY            ---------------------------------------------------

           EACH                  9    SOLE DISPOSITIVE POWER

                                      0
        REPORTING            ---------------------------------------------------

          PERSON                10    SHARED DISPOSITIVE POWER

                                      0
           WITH
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0

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   14      TYPE OF REPORTING PERSON*

           EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

---------------------------------                     --------------------------
         CUSIP No. 867017105              13D/A            Page 3 of 3 Pages
---------------------------------                     --------------------------


         This Amendment No. 1 to the undersigned's Schedule 13D, which was originally filed on March 6, 1997 (the "Schedule 13D") by the University of Florida Foundation, Inc., a Florida not-for-profit corporation (the "Reporting Person") with regard to SUNAIR ELECTRONICS, INC., a Florida corporation (the "Issuer"), is being filed to amend certain Items of the Schedule 13D.


Item 4.       Purpose of Transaction.

         The Reporting Person disposed of all shares of the Common Stock beneficially owned by it on October 31, 2003.


Item 5.       Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         (a) Prior to October 31, 2003, the Reporting Person was the beneficial owner of 298,900 shares of Common Stock, or approximately 8.08% of the Issuer's outstanding Common Stock. On October 31, 2003, the Reporting Person disposed of all 298,900 shares.

         (b) The information set forth in Items 7 through 11 of the coverages pages hereto is incorporated herein by reference.

         (c) During the 60 day period ended as of the date hereof, the Reporting Person has disposed of all of the shares of Common Stock owned by it in a privately negotiated transaction. On October 31, 2003, the Reporting Person disposed of 298,900 shares of Common Stock at a price of $4.00 per share.

         (d)      Not Applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on October 31, 2003 when the Reporting Person disposed of its entire interest in the Issuer.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2003

                                       UNIVERSITY OF FLORIDA FOUNDATION, INC.


                                       By:   /s/ Leslie D. Bram
                                          --------------------------------------
                                           Name:    Leslie Bram
                                           Title:   Associate Vice President for
                                                    Administration